UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 21 December 2012

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X



Press Release

Sit-in action at Harmony's Kusasalethu mine comes to an end

Johannesburg, 21 December 2012: Harmony Gold Mining Company Limited ('Harmony') advises that after several discussion between the relevant parties, the 1 700 mineworkers who participated in a sit-in at Kusasalethu mine returned to surface.

The mine will be closed for the festive season and labour related discussions will resume in January 2013.

Tom Smith, chief operating officer of Harmony commented: "We are pleased that employees safely returned to surface and will be able to return home to their families for the festive season. We would also like to thank the Department of Mineral Resources for their involvement in resolving the matter".

ends.

Issued by Harmony Gold Mining Company Limited

21 December 2012

For more details contact:

Henrika Basterfield
Investor Relations Manager

+27 (0) 11 411 2314 (office)
+27 (0) 82 759 1775 (mobile)

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 21, 2012

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director